SECU[illegible] 06005591 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDSOUTH CAPITAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 WOODLAWN DRIVE, SUITE 300
(No. and Street)

MARIETTA, (City) GA (State) 30067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Margeson, Jr 770-973-9748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name – *if individual, state last, first, middle name*)

6111 PEACHTREE DUNWOODY RD, BLDG E, STE 102 ATLANTA, GA 30328
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Margeson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidSouth Capital, Inc, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL A. TIMBROOK
MY COMMISSION EXPIRES SEPT. 14 2007
CHEROKEE COUNTY, GEORGIA
NOTARY PUBLIC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2005 AND 2004

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Statements of financial condition 2

Statements of operations 3

Statements of changes in stockholders' equity 4

Statements of changes in subordinated borrowings 5

Statements of cash flows 6

Notes to financial statements 7

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2005 11

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE 13

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital, Inc.
Marietta, Georgia

We have audited the accompanying statements of financial position of MidSouth Capital, Inc. ("the Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2005 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2005 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
January 24, 2006

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

MIDSOUTH CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

		December 31,		
		2005		2004
ASSETS				
Current assets:				
Cash and cash equivalents	$	114,712	$	134,526
Receivables, net of allowance for doubtful accounts		290,599		444,973
Investments, at fair value - trading securities		16,965		123,168
Deposits with clearing organizations		153,951		151,571
Prepaid expenses		2,312		1,414
Deferred tax asset, current portion		9,000		17,000
Total current assets		587,539		872,652
Furniture and equipment, net of accumulated depreciation		28,691		35,783
Deferred tax asset, non-current portion		76,000		34,500
Deposits		18,096		19,315
	$	710,326	$	962,250
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Obligations under lines of credit	$	56,767	$	160,402
Account payable and accrued expenses		199,485		411,095
Notes payable- related party		-0-		48,000
Preferred stock dividends payable		12,260		2,855
Total current liabilities		268,512		622,352
Stockholders' equity:				
Preferred stock; no par value, 1,000 shares authorized; 30 shares issued and outstanding		304,158		304,158
Common stock; no par value, 1,000,000 shares authorized; 205,055 and 150,055 shares issued and outstanding at December 31, 2005 and 2004		283,009		232,979
Contributed capital		181,649		7,492
Accumulated deficit		(327,002)		(204,731)
Total stockholders' equity		441,814		339,898
	$	710,326	$	962,250

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2005	Years Ended December 31, 2004
Revenues:		
Fee income	$ 7,519,129	$ 7,612,599
Expenses:		
Commission expense	3,856,833	3,673,569
Clearing costs	694,586	920,986
Other operating expense	561,562	366,765
Employee compensation and benefits	2,289,787	2,145,744
Depreciation expense	15,808	14,629
Occupancy	151,093	152,305
Registration fees	55,342	77,437
Interest expense	11,935	13,086
Communications	203,022	203,449
	7,839,968	7,567,970
Net (loss) income from operations	(320,839)	44,629
Other income (expense):		
Unrealized gain (loss) on investments	4,518	(27,338)
Realized gain on sale of investments	146,748	14,891
Gain on sale of furniture and equipment	-0-	200
Interest income	44,568	3,482
	195,834	(8,765)
Net (loss) income before income taxes	(125,005)	35,864
Income taxes:		
Deferred income tax benefit (expense)	33,500	(24,500)
NET (LOSS) INCOME	$ (91,505)	$ 11,364

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital Stock						
	Preferred		Common				
	Shares	Amount	Shares	Amount	Contributed Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2004	30	$ 304,158	150,055	$ 232,979	$ 7,492	$ (195,755)	$ 348,874
Net income						11,364	11,364
Preferred stock dividends						(20,340)	(20,340)
Balances, December 31, 2004	30	304,158	150,055	232,979	7,492	(204,731)	339,898
Net loss						(91,505)	(91,505)
Issuance of common stock			55,000	50,030	174,157		224,187
Preferred stock dividends						(30,766)	(30,766)
Balances, December 31, 2005	30	$ 304,158	205,055	$ 283,009	$ 181,649	$ (327,002)	$ 441,814

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2005 AND 2004

Subordinated liabilities at January 1, 2004	$	-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2004		-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2005	$	-0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2005	Years Ended December 31, 2004
Operating activities:		
Net (loss) income	$ (91,505)	$ 11,364
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Gain on disposal of equipment	-0-	(200)
Unrealized gains on investments	106,203	(95,097)
Depreciation expense	15,808	14,629
Changes in operating assets and liabilities:		
Receivables	154,374	(12,971)
Deposits with clearing organizations	(2,380)	(1,087)
Deferred tax asset	(33,500)	24,500
Prepaid expenses	(898)	40,052
Deposits	1,219	(12,338)
Accounts payable and accrued expenses	(211,610)	30,630
Net cash used in operating activities	(62,289)	(518)
Investing activities:		
Proceeds from sale of equipment	-0-	200
Purchase of furniture and equipment	(8,716)	(13,761)
Net cash used in investing activities	(8,716)	(13,561)
Financing activities:		
Cash received from common stock issuance	50,030	-0-
Cash received from paid-in capital contributions	174,157	-0-
Net repayment of lines of credit	(103,635)	(14,149)
Net (repayment of) proceeds from notes payable- related party	(48,000)	48,000
Dividends paid on preferred stock	(21,361)	(27,891)
Net cash provided by financing activities	51,191	5,960
Net change in cash and cash equivalents	(19,814)	(8,119)
Cash and cash equivalents, beginning of year	134,526	142,645
Cash and cash equivalents, end of year	$ 114,712	$ 134,526

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:

	2005	2004
Interest	$ 11,935	$ 13,086
Income taxes	$ -0-	$ -0-

See notes to financial statements and auditors' report.

1. Summary of Significant Accounting Policies

Description of Business
MidSouth Capital, Inc. (the "Company") is an independent investment banking company headquartered in Marietta, Georgia. The Company's products and services include stocks, bonds, mutual funds, unit investment trusts, government securities, retirement plans, annuities, private investment opportunities, insurance products and corporate finance activities. The Company is a member of the National Association of Securities Dealers ("NASD").

Securities Transactions
Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis, which approximates a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the accompanying statements of financial condition.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets.

Income Taxes
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivables

	December 31,	
	2005	2004
Due from clearing organizations	$ 269,625	$ 370,820
Due from transfer agent on short sale	-0-	48,042
Employee/independent broker advances	20,974	26,111
	$ 290,599	$ 444,973

2. Receivables (continued)

In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for receivables owed as of December 31, 2005. Amounts owed from clearing organizations are concentrated among two financial institutions, but were received at their recorded amounts in January 2005. The due from transfer agent was settled in January 2005. Commissions owed to employees and independent brokers are subject to offset by advances paid to them by the Company.

3. Investments

Investments consist of positions acquired as compensation for private placement of the respective issues with Company clients. The shares generally carry a twelve month restriction, during which they may not be resold. The restriction, if any, on shares held at the end of each fiscal year will by definition expire during the subsequent twelve months, and under generally accepted accounting principles are classified as trading securities and reported at fair value. Changes in unrealized gains and losses are included in current year earnings. Fair values of the investments are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

During the years ended December 31, 2005 and 2004, net unrealized gains (losses) of $4,518 and $(27,338) were recognized. Included in 2004 net unrealized losses was a loss of $29,751 attributable to an increase in a short position liability as of December 31, 2004 relating to investments sold short in December 2004, but not settled until January 2005 (see Note 8). During the year ended December 31, 2005 and 2004, realized gains of $146,748 and $14,891 were also recognized.

4. Furniture and Equipment

	December 31,	
	2005	2004
Furniture	$ 30,143	$ 36,005
Computer equipment	30,522	71,996
Communication equipment	7,176	7,040
	67,841	115,041
Less accumulated depreciation	(39,150)	(79,258)
	$ 28,691	$ 35,783

5. Obligations Under Lines of Credit

At December 31, 2005 and 2004, the Company had borrowings of $56,767 and $65,648 under a line of credit arrangement with a bank. Interest is charged at the prevailing prime interest rate plus one percent. Interest is payable monthly, with the principal due on demand. The line is subject to an annual renewal. The line of credit is collateralized by all assets of the Company. This line of credit is closed to additional advances.

At December 31, 2004, the Company had borrowings of $85,926 under a line of credit arrangement with another bank. As of December 31, 2005, the line of credit had been closed to additional advances and had no remaining balance.

At December 31, 2004, the Company had unsecured borrowings of $8,828 under a line of credit arrangement with a financing institution. Borrowings under the line of credit are due on demand, with interest payable monthly at a rate that varies with the prime rate, the effective annual percentage rate of which was 27.24% at December 31, 2004.

6. Stockholders' Equity

The rights and preference of preferred stock are established by the Company's Board of Directors upon issuance. The preferred stock has a stated and redemption value of $10,000 per share, bears a dividend rate of 10% and is redeemable at the Company's option.

7. Income Taxes

The components of the provision for income taxes are as follows:

	December 31,	
	2005	2004
Deferred:		
Federal	$ 68,000	$ 36,000
State	17,000	15,500
Total income tax benefit	$ 85,000	$ 51,500

The Company has available at December 31, 2005 and 2004 unused operating loss carry-forwards of $212,000 and $119,000 that may be applied against future taxable income, and that expire in years from 2020 to 2025. Management believes the Company has the ability to use all loss carry-forwards prior to their expiration, and therefore no allowance has been established as an offset to the related deferred tax asset.

8. Related Party Transactions

At December 31, 2005 and 2004, accounts receivable includes $19,000 of advances to officers of the Company, who are also stockholders. At December 31, 2004, the Company owed demand notes of $48,000 to officers of the Company, who are also shareholders. These notes were repaid during 2005.

9. Contingencies and Commitments

Investment Short Sale

In December 2004, the Company exercised warrants to purchase publicly-traded stock of a company. The Company sold the stock in December 2004, however, the transfer of the shares to the Company to effect the stock purchase was not completed until January 2005. This resulted in a short position on the stock sale as of December 31, 2004 in the amount of $107,614, which represents the market value of the shares sold as of that date. The total amount of the short position, which includes a deferred gain on the sale of $29,821, is included in accrued expenses in the accompanying 2004 statement of financial condition.

Long-Term Operating Leases

The Company leases office space under non-cancelable operating leases which expire in 2007 and 2011. Minimum future rental payments under these leases as of December 31, 2005, for each year and in the aggregate are:

2006	$ 159,610
2007	135,488
2008	127,246
2009	131,002
2010	134,805
2011	33,948
	$ 722,099

Additional space was leased on a month-to-month basis during the years 2005 and 2004. Total rent expense recorded for 2005 and 2004 was $151,093 and $152,305.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1). At December 31, 2005, the Company has net allowable capital of $269,673, which was $122,896 in excess of the required net capital of $146,777. The Company's aggregate indebtedness to net capital ratio is 8.16 to 1 as of December 31, 2005. Receivables from related parties, securities not readily marketable, deferred tax assets, and furniture and equipment reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank.

11. Contingent Liability

The Company has three claims pending against it by customers who allege investment losses from securities sold by an independent broker representing the Company. It was later determined that through an administrative oversight, these securities had not been properly registered with the SEC. The claims total approximately $1.9 million and will be settled by arbitration through the NASD. At this time, arbitration on these claims has not commenced. It is not possible for management or its counsel to determine whether the Company will prevail, nor reasonably estimate the extent of the uninsured loss that could occur if it should not. Accordingly, the effects of this contingency have not been included in the accompanying financial statements. Although arbitration on these claims has not commenced, the NASD has required the Company to include the entire effects of this contingency as aggregate indebtedness for the purpose of determining the Company's minimum net capital requirement as of December 31, 2005. Therefore, this contingency has been included in the aggregate indebtedness and net capital information in Note 10, and the accompanying supplemental net capital computation as of December 31, 2005.

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total stockholders' equity	$ 441,814
Deduct stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	441,814
Add:	
Subordinated borrowings allowable in computation of net capital	-0-
Other (deductions) or allowable credits-deferred income taxes payable	-0-
Total capital and allowable subordinated liabilities	441,814
Deductions and/or charges:	
Non-allowable assets:	
Securities not readily marketable	16,965
Exchange memberships	-0-
Furniture and equipment	28,691
Other assets	126,380
Additional charges for customers' and non-customers' security accounts	-0-
Additional charges for customers' and non-customers' commodity accounts	-0-
Aged fails-to-deliver	-0-
Aged short security differences	-0-
Secured demand note deficiency	-0-
Commodity futures contracts and spot commodities – propriety capital charges	-0-
Other deductions and/or charges	-0-
Net capital before haircuts on securities positions (tentative net capital)	269,778
Haircuts on securities:	
Contractual securities commitments	-0-
Securities collateralizing secured demand notes	-0-
Trading and investment securities:	-0-
Bankers' acceptances, certificates of deposit, and commercial paper	-0-
U.S. and Canadian government obligations	-0-
State and municipal government obligations	-0-
Corporate obligations	-0-
Stocks and warrants	-0-
Options	-0-
Other securities	90
Undue concentrations	15
Other	-0-
Net capital	$ 269,673

(Continued)

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Bank loans payable	$	56,767
Drafts payable		-0-
Payable to brokers and dealers		185,740
Payable to clearing broker		-0-
Payable to non-customers		12,260
Other accounts payable and accrued expenses		13,743
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		1,933,146
Total aggregate indebtedness	$	2,201,656
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	146,777
Excess net capital at 1500%	$	122,896
Excess net capital at 1000%	$	49,507
Ratio: Aggregate indebtedness to net capital		8.16 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	279,909
Net audit adjustments		(10,236)
Net capital per above	$	269,673

See notes to financial statements and auditors' report.

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

Board of Directors
MidSouth Capital, Inc.
Marietta, Georgia

In planning our audit of the financial statements of MidSouth Capital, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MidSouth Capital, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be, and should not be, used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
January 24, 2006